UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________________

FORM T-1

STATEMENT OF ELIGIBILITY UNDER THE TRUST INDENTURE ACT OF 1939 OF A CORPORATION DESIGNATED TO ACT AS TRUSTEE

Check if an application to determine eligibility of a Trustee pursuant to Section 305 (b)(2) _X___

_______________________
CITIBANK, N.A.
(Exact name of trustee as specified in its charter)

A National Banking Association	13-5266470
(Jurisdiction of Incorporation or organization if not a U.S. national bank)	(I.R.S. Employer Identification Number)

399 Park Ave., New York, NY	10043
(Address of principal executive office)	(Zip Code)

Jennifer Morris
Citibank, N.A.
388 Greenwich St.
New York, NY 10013
(714) 845-4097
(Name, address and telephone number of agent for service)
_____________________________

EXETER AUTOMOBILE RECEIVABLES TRUST 2026-3
(Exact name of obligor as specified in its charter)

Delaware	41-6729953
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

2101 W. John Carpenter Freeway Irving, Texas	75063
(Address of principal executive offices)	(Zip Code)

_________________________
Asset-Backed Notes
(Title of the indenture securities)

Item 1.  General Information.

Furnish the following information as to the trustee:

(a)	Name and address of each examining or supervising authority to which it is subject.

Name	Address
Comptroller of the Currency	Washington, D.C.

Federal Reserve Bank of New York	New York, NY
33 Liberty Street
New York, NY

Federal Deposit Insurance Corporation	Washington, D.C.

(b)	Whether it is authorized to exercise corporate trust powers.

Yes.

Item 2.  Affiliations with Obligor.

If the obligor is an affiliate of the trustee, describe each such affiliation.

None.

Items 3. -15. Not Applicable

Item 16.  List of Exhibits.

List below all exhibits filed as a part of this Statement of Eligibility.

Exhibits identified in parentheses below, on file with the Commission, are incorporated herein by reference as exhibits hereto.

Exhibit 1 - Copy of Articles of Association of the Trustee, as now in effect  (Exhibit 1 to T-1 to Registration Statement No. 2-79983).

Exhibit 2 - Copy of certificate of authority of the Trustee to commence business  (Exhibit 2 to T-1 to Registration Statement No. 2-29577).

Exhibit 3 - Copy of authorization of the Trustee to exercise corporate trust powers  (Exhibit 3 to T-1 to Registration Statement No. 2-55519).

Exhibit 4 - Copy of existing By-Laws of the Trustee  (Exhibit 4 to T-1 to Registration Statement No. 33-34988).

Exhibit 5 - Not applicable.

Exhibit 6 - The consent of the Trustee required by Section 321(b) of the Trust Indenture Act of 1939 (Exhibit 6 to T-1 to Registration Statement No. 33-19227).

Exhibit 7 - Copy of the latest Report of Condition of Citibank, N.A. (as of March 31, 2026 - attached).

Exhibit 8 - Not applicable.

Exhibit 9 - Not applicable.

__________________

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Trustee, Citibank, N.A., a national banking association organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in The City of New York and State of New York, on the 11th day of June, 2026.

CITIBANK, N.A.

By	/s Jennifer Morris
Jennifer Morris
Senior Trust Officer

Exhibit 7

CITIGROUP CONSOLIDATED BALANCE SHEET
(In millions of dollars)
						1Q26 Increase/ (Decrease) from
	March 31, 2025	June 30, 2025	September 30, 2025	December 31, 2025	March 31, 2026(1)	4Q25	1Q25
Assets
Cash and due from banks (including segregated cash and other deposits)	$24,463	$24,991	$23,545	$23,717	$23,625	-	(3%)
Deposits with banks, net of allowance	283,868	312,482	324,515	325,862	362,097	11%	28%
Securities borrowed and purchased under agreements to resell, net of allowance	390,215	323,892	321,347	356,195	353,094	(1%)	(10%)
Brokerage receivables, net of allowance	57,440	64,029	75,992	62,679	91,720	46%	60%
Trading account assets	518,577	568,558	562,254	537,139	593,473	10%	14%
Investments
Available-for-sale debt securities	225,180	235,802	246,227	246,720	257,822	4%	14%
Held-to-maturity debt securities, net of allowance	220,385	206,094	197,092	189,831	178,503	(6%)	(19%)
Equity securities	7,323	7,504	7,413	7,678	7,839	2%	7%
Total investments	452,888	449,400	450,732	444,229	444,164	-	(2%)
Loans
Consumer(2)	386,312	395,759	398,628	408,533	402,391	(2%)	4%
Corporate(3)	315,744	329,586	335,277	343,697	359,225	5%	14%
Loans, net of unearned income	702,056	725,345	733,905	752,230	761,616	1%	8%
Allowance for credit losses on loans (ACLL)	(18,726)	(19,123)	(19,206)	(19,247)	(19,636)	(2%)	(5%)
Total loans, net	683,330	706,222	714,699	732,983	741,980	1%	9%
Goodwill	19,422	19,878	19,126	19,098	18,997	(1%)	(2%)
Intangible assets (including MSRs)	4,430	4,409	4,330	4,284	4,305	-	(3%)
Premises and equipment, net of depreciation and amortization	30,814	32,312	32,819	33,339	33,574	1%	9%
Other assets, net of allowance	106,067	116,599	113,116	117,677	110,658	(6%)	4%
Total assets	$2,571,514	$2,622,772	$2,642,475	$2,657,202	$2,777,687	5%	8%
Liabilities
Non-interest-bearing deposits in U.S. offices	$122,472	$119,898	$116,921	$121,610	$122,083	-	-
Interest-bearing deposits in U.S. offices	562,628	575,709	592,728	613,052	634,812	4%	13%
Total U.S. deposits	685,100	695,607	709,649	734,662	756,895	3%	10%
Non-interest-bearing deposits in offices outside the U.S.	82,215	86,458	83,920	87,041	86,004	(1%)	5%
Interest-bearing deposits in offices outside the U.S.	549,095	575,668	590,360	581,870	603,341	4%	10%
Total international deposits	631,310	662,126	674,280	668,911	689,345	3%	9%
Total deposits	1,316,410	1,357,733	1,383,929	1,403,573	1,446,240	3%	10%
Securities loaned and sold under agreements to repurchase	403,959	347,913	349,726	348,098	369,585	6%	(9%)
Brokerage payables	78,302	90,949	89,596	74,836	111,224	49%	42%
Trading account liabilities	148,688	163,952	160,243	162,798	185,266	14%	25%
Short-term borrowings	49,139	55,560	54,760	51,878	72,056	39%	47%
Long-term debt	295,684	317,761	315,846	315,827	307,566	(3%)	4%
Other liabilities, plus allowances(4)	66,074	74,774	74,498	86,370	73,178	(15%)	11%
Total liabilities	$2,358,256	$2,408,642	$2,428,598	$2,443,380	$2,565,115	5%	9%
Stockholders' equity
Preferred stock	$18,350	$16,350	$19,050	$20,050	$19,550	(2%)	7%
Common stock	31	31	31	31	31	-	-
Additional paid-in capital	108,616	108,839	109,010	108,452	107,821	(1%)	(1%)
Retained earnings	209,013	211,674	214,034	215,128	219,542	2%	5%
Treasury stock, at cost	(77,880)	(79,886)	(84,932)	(89,473)	(95,370)	(7%)	(22%)
Accumulated other comprehensive income (loss) (AOCI)	(45,722)	(43,786)	(44,170)	(41,897)	(40,615)	3%	11%
Total common equity	$194,058	$196,872	$193,973	$192,241	$191,409	-	(1%)
Total Citigroup stockholders' equity	$212,408	$213,222	$213,023	$212,291	$210,959	(1%)	(1%)
Noncontrolling interests	850	908	854	1,531	1,613	5%	90%
Total equity	213,258	214,130	213,877	213,822	212,572	(1%)	-
Total liabilities and equity	$2,571,514	$2,622,772	$2,642,475	$2,657,202	$2,777,687	5%	8%

(1)	March 31, 2026 is preliminary.
(2)	Consumer loans include loans managed by USCC, Wealth, and All Other—Legacy Franchises (other than Mexico small business and middle-market banking (Mexico SBMM), and the Assets Finance Group (AFG)).
(3)	Corporate loans include loans managed by Services, Markets, Banking, and All Other—Legacy Franchises—Mexico SBMM, and the AFG.
(4)	Includes allowance for credit losses for unfunded lending commitments. See page 19.
NM Not meaningful.
Reclassified to conform to the current period's presentation.